**PRESS RELEASE**

Contacts:

Randall E. Black
President and Chief Executive Officer
Citizens Financial Services, Inc.
(570) 662-2121

Rodney P. Seidel
President and Chief Executive Officer
The First National Bank of Fredericksburg
(717) 202-2255

CITIZENS FINANCIAL SERVICES, INC. AND
THE FIRST NATIONAL BANK OF FREDERICKSBURG
SIGN DEFINITIVE MERGER AGREEMENT

First Citizens Community Bank to Enhance Franchise Value
and Expand Into the Lebanon Valley Region

Mansfield, PA and Fredericksburg, PA; June 30, 2015.  Citizens Financial Services, Inc. (“Citizens”) (OTC Pink: CZFS), the holding company for First Citizens Community Bank (“First Citizens”), and The First National Bank of Fredericksburg (“FNB”) jointly announced today the signing of a definitive merger agreement under which Citizens will acquire FNB by merging FNB with and into First Citizens.

Citizens, headquartered in Mansfield, had consolidated total assets of $930.0 million at March 31, 2015.  Citizens operates eighteen full-service offices in Pennsylvania and New York.  FNB, headquartered in Fredericksburg, had total assets of $238.1 million at March, 31, 2015.  FNB serves the Lebanon Valley region, which is situated between two of the largest metropolitan areas in Pennsylvania (Harrisburg and Allentown), through seven full service offices located in Lebanon, Berks, and Schuylkill Counties in Pennsylvania.  Upon completion of the transaction, the combined company will have approximately $1.1 billion in total assets, $1.0 billion in total deposits and $710.0 million in total loans.

The cash and stock transaction is valued at approximately $22.1 million, based on Citizen’s closing stock price as of June 30, 2015.  Under the terms of the merger agreement, which has been approved by the boards of directors of the constituent companies, each FNB stockholder will be entitled to elect to receive (i) $630.00 in cash, (ii) shares of Citizens common stock based on a fixed exchange ratio of 12.6000 shares of Citizens common stock for each share of FNB common stock, or (iii) a combination of cash and stock, in exchange for each share of FNB common stock owned at the closing of the transaction.  Elections are subject to proration and allocation to ensure that 75% of the outstanding shares of FNB common stock are exchanged for shares of Citizens common stock and the remaining 25% are exchanged for cash.  For federal income tax purposes, the transaction is expected to qualify as a tax-free reorganization and provide a tax-free exchange for FNB stockholders who receive shares of Citizens common stock in exchange for their shares of FNB common stock.  The merger agreement also provides that, effective upon the closing of the transaction, Citizens and First Citizens will add to their board of directors one current member of the FNB board of directors.

Randall E. Black, Citizens’ and First Citizens’ President and Chief Executive Officer, said, “We are excited to expand our franchise into the Lebanon Valley through our partnership with FNB.  The Board, Leadership team and employees of FNB have built a great community banking model focused on customer service and being a true community partner.  There are many similarities between the markets of FNB and our north central Pennsylvania markets.  Our expertise in consumer, commercial, municipal and agricultural lending combined with our capacity creates a great opportunity for both the customers of the Lebanon Valley and the shareholders of the combined partnership.  Our plan is to operate the FNB market as a separate and distinct market of First Citizens, with local decision making and oversight.  We take great pride in understanding the needs of our customers throughout all our markets and look forward to providing this new region the support and assistance it needs to continue to grow and thrive.”

Rodney P. Seidel, FNB’s President and Chief Executive Officer, added, “With the challenges we continue to face in a changing banking industry, this transaction offers greater opportunities to our shareholders, employees, customers and the communities we serve.  We are pleased to be able to join with a partner like Citizens that shares our commitment to community banking, returns value to shareholders, provides opportunity to employees and offers a broader array of products and services to customers.”

The transaction is expected to be completed in the fourth calendar quarter of 2015 subject to the satisfaction of customary closing conditions, including the receipt of regulatory approvals and the approval of FNB’s stockholders.

Sandler O’Neill + Partners, L.P. acted as financial advisor to Citizens, and Luse Gorman, PC served as legal counsel to Citizens.  Boenning & Scattergood, Inc. acted as financial advisor to FNB and rendered a fairness opinion to the board of directors of FNB.  Rhoads & Sinon LLP served as legal counsel to FNB.

Additional Information About the Proposed Merger and Where to Find It

Citizens Financial Services, Inc. will file a registration statement with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended, which will include a proxy statement/prospectus and other relevant documents in connection with the proposed merger.  FNB STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO IT, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION.

The proxy statement/prospectus (when it becomes available) and any other documents Citizens has filed and will file with the SEC may be obtained free of charge at the SEC's website (www.sec.gov).  In addition, copies of the documents Citizens has filed or will file with the SEC may be obtained free of charge by contacting Randall E. Black, Citizens Financial Services, Inc., 15 South Main Street, Mansfield, PA 16933.

This press release does not constitute an offer of any securities for sale.  The shares of common stock of Citizens are not savings or deposit accounts and are not insured by the Federal Deposit Insurance Corporation or any other government agency.

Citizens Financial Services, Inc.

Citizens Financial Services, Inc. is the bank holding company for First Citizens Community Bank, a Pennsylvania-chartered commercial bank.  First Citizens operates 18 full-service offices in Pennsylvania and New York as well as a loan production office in Dallas, PA.  For more information about Citizens Financial Services, Inc. and First Citizens Community Bank, visit its website at www.firstcitizensbank.com.

The First National Bank of Fredericksburg

The First National Bank of Fredericksburg operates seven full-service offices in Fredericksburg, Friedensburg, Lebanon (3 offices), Mt. Aetna and Schuylkill Haven.  FNB’s stock is not publicly traded.  For more information about The First National Bank of Fredericksburg, visit its website at www.fnbankonline.com.

Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act, relating to present or future trends or factors affecting the banking industry and, specifically, the financial operations, markets and products of Citizens and FNB. Forward-looking statements are typically identified by words such as "believe", "plan", "expect", "anticipate", "intend", "outlook", "estimate", "forecast", "will", "should", "project", "goal", and other similar words and expressions. These forward-looking statements involve certain risks and uncertainties. In addition to factors previously disclosed in Citizens’ reports filed with the SEC and those identified elsewhere in this press release, the following factors among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by FNB’s stockholders, on the expected terms and schedule; delay in closing the merger; difficulties and delays in integrating the respective businesses of Citizens and FNB or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of Citizens’ products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms. Citizens and FNB undertake no obligation to revise these forward-looking statements or to reflect events or circumstances after the date of this press release.